Exhibit 21.1
List of Subsidiaries of Navarre Corporation

Encore Software, Inc.	Minnesota corporation
Navarre Distribution Services, Inc.	Minnesota corporation
Navarre Logistical Services, Inc.	Minnesota corporation
Navarre Online Fulfillment Services, Inc.	Minnesota corporation
Navarre Digital Services, Inc.	Minnesota corporation
Navarre Distribution Services ULC	British Columbia unlimited liability company